P.E. 11/30/01

RECD S.E.C.
JAN 3 1 2002
1086

# UNITED STATES
# SECURITIES EXCHANGE COMMISSION
Washington, D.C. 20549

## FORM 6-K
**Report Of Foreign Issuer**

02012702

Pursuant rules 13a-16 and 15d-16
Under the securities exchange act of 1934

For the quarter ended
30th November, 2001

PROCESSED
FEB 1 1 2002
THOMSON FINANCIAL

***CalciTech Ltd (formerly Kemgas Ltd)***
(Translation of registrant's name into English)

***13, chemin du Levant***
***01210 Ferney Voltaire, France***
(Address of principal executive offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F]

Form-20-F ☒ Form -40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☒ No ☐

## SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

***CalciTech Led (formerly Kemgas Ltd)***
(Registrant)

Date: 25th January 2002

By: ______________________

R. A. Leopard
Chief Executive Officer & President

# CALCITECH LTD.

CONSOLIDATED REPORT AND FINANCIAL STATEMENTS

FOR THE NINE MONTHS ENDED NOVEMBER 30, 2001

(Unaudited - Prepared by Management)

**CALCITECH LIMITED**
**(a development stage company)**
**CONSOLIDATED BALANCE SHEET**
**For 9 months to 30th November, 2001**

(amounts in thousands of US dollars)

| *ASSETS* | Notes | 2001 | 2000 |
|---|---|---|---|
| ***Current assets*** | | | |
| Cash and cash equivalents | | $ 177 | $ 5 |
| Accounts receivable, net of allowance for doubtful accounts | | 14 | 8 |
| Prepaid expenses and Other current assets | | 25 | 18 |
| Total current assets | | 216 | 31 |
| *Non-current assets* | | | |
| Property, plant and equipment, net | 4 | 39 | 42 |
| Patents, net) | 2 and 3 | - | 746 |
| Deferred development costs, net | 5 | 265 | 97 |
| Total non-current assets | | $ 304 | $ 884 |
| ***TOTAL ASSETS*** | | $ 520 | $ 915 |

The accompanying notes are integral part of the consolidated financial statements

## (a development stage company)
# CONSOLIDATED BALANCE SHEET
## For 9 months to 30th November, 2001

(amounts in thousands of US dollars)

| *LIABILITIES AND STOCKHOLDERS' EQUITY* | Notes | 2001 | 2000 |
|---|---|---|---|
| ***Current liabilities*** | | | |
| Bank loan | | $ - | $ 0 |
| Accounts payable and accrued expenses | | 638 | 514 |
| Total current liabilities | | 638 | 514 |
| Non-controlling interest | 6 | 51 | 3,825 |
| Provision for contingencies | 12 | | 200 |
| ***Long term liabilities*** | | | |
| Convertible note payable | | 2,021 | |
| Stockholders' equity | | | |
| Common stock, $C0.001 par value; 50,000,000 shares authorized in 2000 and 1999; issued and outstanding: 39,724,179 shares in 2000 and 29,917,386 shares in 1999 | 8 | 1,778 | 1,775 |
| Share premium | 3 | 26,164 | 25,668 |
| Convertible redeemable debenture | | 3,948 | 0 |
| Deficit accumulated during development stage | | (32,033) | (29,578) |
| Loss for the 9 months | | (2,068) | (1,657) |
| Cumulative currency translation adjustments | | 22 | 169 |
| Total stockholders' equity | | **$ (2,189)** | **$ (3,624)** |
| ***TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY*** | | **$ 520** | **$ 915** |

R. A. Leopard
President

J.M. Smith
Director

**CALCITECH LIMITED**
**(a development stage company)**
**CONSOLIDATED STATEMENT OF INCOME**
**For 9 months to 30th November, 2001**

(amounts in thousands of US dollars)

| | 2001 | 2000 |
|---|---|---|
| Revenues | $ - | $ - |
| Cost of Revenues | - | - |
| Gross Margin (Loss) | - | - |
| Research and Development | 684 | 1,093 |
| General and Administrative | 708 | 402 |
| Restructuring charges of AGD | - | - |
| Operating Loss | (1,392) | (1,495) |
| Interest expense, net | (268) | (155) |
| Amortization of P.P&E | (9) | (8) |
| Loss before income taxes | (276) | (163) |
| Provision for loss taxes | - | - |
| Extraordinary Item | (400) | - |
| Net Loss | **$ (2,068)** | **$ (1,657)** |
| Net loss per share | **$ (0,047)** | **$ (0,042)** |

The accompanying notes are integral part of the consolidated financial statements

# CALCITECH LIMITED
## (a development stage company)
## CONSOLIDATED STATEMENT OF SHAREHOLDERS' EQUITY
## For 9 months to 30th November, 2001
(amounts in thousands of US dollars)

| | Common stock | | Share premium | Redeemable convertible debentures | Deficit accumulated during development stage | Cumulative currency translation adjustments | Total consolidated shareholders' deficiency |
|---|---|---|---|---|---|---|---|
| | Shares | Amounts | | | | | |
| **Balances, February 28, 1998** | 26,938,663 $ | 1,766 $ | 15,233 $ | 8,081 $ | (11,399) $ | (31) $ | 13,650 |
| Net loss | - | - | - | - | (14,893) | - | (14,893) |
| Issuance of common stock upon conversion of convertible note payable | 2,978,723 | 2 | 1,398 | - | - | - | 1,400 |
| Interest on convertible redeemable debentures | - | - | - | 417 | | - | 417 |
| Lapsed options | | | | (350) | | | (350) |
| Foreign currency translation adjustments | - | - | - | - | - | 8 | 8 |
| **Balances, February 28, 1999** | 29,917,386 $ | 1,768 $ | 16,631 $ | 8,148 $ | (26,292) $ | (23) $ | 232 |
| Net loss | - | - | - | - | (3,286) | - | (3,286) |
| Issuance of common stock upon conversion of convertible note payable | 2,429,150 | 2 | 598 | - | - | - | 600 |
| Interest on convertible redeemable debentures | - | - | - | 403 | | - | 403 |
| Conversion of convertible redeemable debentures, net of finders fee | 7,202,643 | 5 | 7,093 | (7,206) | - | - | (108) |
| Conversion of options | 175,000 | - | - | - | - | - | - |
| Value assigned to the conversion feature | - | - | 1,345 | (1,345) | - | - | - |
| Foreign currency translation adjustments | - | - | - | - | - | 202 | 202 |
| **Balances, February 29, 2000** | 39,724,179 $ | 1,775 $ | 25,667 $ | - $ | (29,578) $ | 179 $ | (1,957) |
| Net loss | - | - | - | - | (2,455) | - | (2,455) |
| Issuance of common stock upon conversion of convertible note payable | 4,000,000 | 3 | 497 | - | - | - | 500 |
| Convertible redeemable debentures, net of finders fee | - | - | - | 1,448 | - | - | 1,448 |
| Foreign currency translation adjustments | - | - | - | - | - | (153) | (153) |
| **Balances, February 28, 2001** | 43,724,179 $ | 1,778 $ | 26,164 | 1,448 $ | (32,033) $ | 26 $ | (2,617) |
| Net Loss for 9 months | | | | | (2,068) | | (2.068) |
| Foreign currency Translaton adjustments | | | | | | (4) | (4) |
| **Balance at November 30, 2001 *(Unaudited)*** | 43,724,179 | 1,778 | 26,164 | 1,448 | (34,101) | 22 | (4,689) |

The accompanying notes are integral part of the consolidated financial statements

# CALCITECH LIMITED
## (a company in the development stage)
## CONSOLIDATED STATEMENT OF CASH FLOWS
## For 9 months to 30th November, 2001

(amounts in thousands of US dollars)

| | 2001 | 2000 |
|---|---|---|
| Cash flows from operating activities | | |
| Net loss | $ (2,068) | $ (1,657) |
| Adjustments to reconcile net loss to net cash used in operating activities | | |
| Depreciation and amortization | 65 | 708 |
| | (2,003) | (949) |
| Changes in operating assets and liabilities | | |
| Decrease (Increase) in accounts receivable | (6) | 1 |
| Decrease (Increase) in inventories | - | - |
| Decrease (Increase) in other current assets | (13) | (7) |
| Decrease (Increase) in accounts payable and accrued expenses | 141 | 60 |
| Increase in accrued interest on redeemable convertible notes | - | - |
| Increase in cash & cash equivalents | - | - |
| | (160) | 54 |
| **Net cash used in operating activities** | **(2,163)** | **(895)** |
| Cash flows from investing activities | | |
| Additions to property, plant and equipment, net | (3) | - |
| **Net cash (used in) provided by investing activities** | **(2,166)** | - |
| Cash flows from financing activities | | |
| Repayment of bank Loan | - | (7) |
| Change in bank overdraft | - | - |
| Long term Note Payable | (349) | 910 |
| Share capital increase | - | - |
| Convertible debenture | 2,500 | - |
| **Net cash provided by financing activities** | 2,151 | 903 |
| Net increase (decrease) in cash and cash equivalents | (15) | 8 |
| Cash and cash equivalents at beginning of year | 196 | 6 |
| Effect of exchange rate changes on cash | (4) | (9) |
| **Cash and cash equivalents at end of year** | $ **177** | $ **5** |

The accompanying notes are integral part of the consolidated financial statements

(in thousands of dollars)

## 1. BUSINESS OF THE COMPANY

CalciTech Limited (formerly Kemgas Ltd.) (the "Company") is incorporated in the jurisdiction of Bermuda. Starting from the production of acetylene from which revenues were generated until 1997, the Company changed its business model to concentrate on the production of precipitated calcium carbonate (PCC). The production of acetylene gas from calcium carbide generates significant quantities of carbide lime. CalciTech decided to develop a process for producing a low cost PCC from waste lime. PCC is a white pigment which can only be produced from pure, white limestone deposits and is currently used in a wide range of applications, including paper filling and high value pharmaceutical and food additives.

Revenue from the principal activity has not yet started.

In the financial year ended 28 February 2001 CalciTech demonstrated in its pilot plant the feasibility of converting Odda lime into quality PCC. As a result of this technical achievement, Odda signed a joint venture agreement, with CalciTech holding 51% of the equity (see Note 10), for the construction and operation of a CalciTech plant in Norway, using environmental grants from the authorities. The Company considers that the above achievements demonstrate its ability to generate future economic benefits from its development activities. Accordingly, the Company has deferred the development costs incurred in the twelve month period ended February 28, 2001 relating to the PCC technology (see Note 6).

## 2. BASIS OF PRESENTATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

### Going concern

The financial statements have been prepared assuming the Company will continue as a going concern. The Company is in the development stage and has therefore incurred cumulative losses of $34,102 through August 31, 2001 and current liabilities exceed current assets by $422. Accordingly, there is significant doubt about the Company's ability to continue as a going concern. Epsom Investment Services N.V. agreed to convert part of the convertible note payable into equity for $500 in February 2001 and during this same month the Company obtained additional cash of $441 by way of convertible redeemable debentures (see Notes 7 and 9). Management is currently pursuing mezzanine financing to further fund the development of its products and markets and to carry out its business plan. The ability to continue as a going concern is dependent upon raising further capital until such time as the Company is generating adequate revenue as to be self-supporting. The financial statements do not include any adjustments to the carrying values of assets and liabilities that might be necessary should the Company be unable to continue as a going concern.

## Basis of presentation

The consolidated financial statements are prepared and presented in accordance with the standards of the International Accounting Standards Committee (IASC) which comply with US generally accepted accounting principles with the exception of capitalized development costs and classification of convertible redeemable debentures, as described in Note 15.

International Accounting Standards comply in all material respects with accounting principles generally accepted in Canada with the exception of the estimate made in accounting for convertible debt, as described in Note 15.

## Principles of consolidation

The accompanying consolidated financial statements include the accounts of the Company and its subsidiaries. Intercompany accounts and transactions have been eliminated.

## Use of estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

## Foreign currency translation

Assets and liabilities of the Company's foreign subsidiaries are translated into US dollars using the exchange rate in effect at the balance sheet date. Additionally, their revenues and expenses are translated using exchange rates approximating average rates prevailing during the year. Translation adjustments that arise from translating their financial statements from their local currencies to US dollars are accumulated and reflected as a separate component of shareholders' equity.

Gains and losses that arise from exchange rate changes denominated in currencies other than the local currency of each of the company and its subsidiaries are included in the statements of operations as incurred.

## Cash and cash equivalents

The Company considers all highly liquid investments purchased with an original maturity of three months or less to be cash equivalents.

Cash received subject to the approval of regulatory bodies (see Note 9) is recorded when no restrictions exist on its use.

**(in thousands of dollars)**

## Property, plant and equipment

Property, plant and equipment are stated at cost and are depreciated on a straight-line basis over their estimated useful lives set out below:

| | |
|---|---|
| Leasehold improvements | 10 years |
| Plant and equipment | 10 years |
| Office furniture and equipment | 5 to 10 years |

Maintenance and repairs are charged to expense when incurred.

## Patents

Expenditure on acquired patents is capitalized and amortized over their useful lives (Note (a) below). Legal expenditure for the protection of technology developed by the Company is recognized as an expense as incurred (Note (b) below), except when additional future economic benefits can be attributed to such protection at closing date.

a) The Company acquired via the amalgamation with KCI (Note 3) rights to several patents in the field of Acetylene production, equipment for this production and PCC with expiry dates up to the year 2009.

Patents were initially amortized over a period of 13 years. During the year ended February 28, 1999, the estimated remaining useful life of the patents was revised to 3 years. This change was made in view of the fact that technological obsolescence arises at a faster rate than expiry of legal rights attached to the asset. As a result, patents were fully amortized at February 28, 2001.

b) In addition, a number of applications have been filed and are awaiting adjudication.

Originally, the Company filed a UK patent application in December 1998. To obtain protection outside of Europe, it is normally necessary to make a separate national application in each foreign country which might be significant. However, to simplify on a worldwide scale, there is a Patent Co-operation Treaty (PCT), to which the UK is a party together with 93 other countries. Hence to apply for a PCT application one can obtain patents in several of the countries party to the treaty. These patents have the original UK application priority date of December 1998.

On 11$^{th}$ June 2001, the Company received the International Preliminary Examination report from the European Patent Office "EPO" in Munich on the PCT Patent Application No. PCT/EP99/09567, "Lime Treatment".

The EPO examiner concluded that the amended claims all define subject matter that is novel and inventive having regard to the cited prior art and that the citations and explanations also support the industrial applicability of the lime treatment process and the production of Precipitated Calcium Carbonate "PCC" from impure lime sources.

## Goodwill

Under the purchase method of accounting, the excess of the purchase price of the business acquired over the fair value of tangible and intangible assets at the date of acquisition has been assigned to goodwill. Such amounts are amortized over a maximum of 15 years on a straight-line basis. The carrying value of goodwill is reviewed on an annual basis relying on a number of factors including business plans and economic projections using an undiscounted cash-flow method. Provision is made for any impairment identified, using the discounted cash-flow method.

## Research and development

Research and development costs are expensed as incurred, except for development costs where it is expected that the product under development will be produced and will be profitable, and technical feasibility has been proven. These costs are capitalized and amortized on a straight-line basis over the period of expected future benefit. The period of amortization normally does not exceed 5 years.

## Net loss per common share

Basic net loss per share is computed by dividing net loss by the weighted average number of shares outstanding.

For the purpose of calculating diluted earnings per share, the net profit attributable to ordinary shareholders and the weighted average number of shares outstanding is adjusted for the effects of all dilutive potential ordinary shares. The effects of anti-dilutive potential ordinary shares are ignored in calculating diluted earnings per share. Potential ordinary shares are anti-dilutive when their conversion to ordinary shares would decrease loss per share from continuing operations.

## Fair value of financial instruments

Carrying amounts of certain of the Company's financial instruments including cash and cash equivalents, accounts receivable, accounts payable, and accrued expenses approximate fair value due to their short maturities, based on borrowing rates currently available to the Company.

## Deferred taxation

Deferred tax assets and liabilities are determined based on differences between financial reporting and tax bases of assets and liabilities, and are measured using the enacted tax rates and laws that will be in effect when the differences are expected to reverse. Valuation allowances are established when necessary to reduce deferred tax assets to amounts expected to be realized.

Deferred tax assets are recognized only to the extent that future taxable profit will be available such that realization of the related tax benefit is more likely than not.

(in thousands of dollars)

### Stock options

Stock options are accounted for using the intrinsic value method whereby no value is assigned to options at the date of grant since the exercise price is equivalent to the market price at that date.

### Convertible debt accounting

Being in the development stage, the Company considers that no reliable value can be assigned to the conversion option embedded in the compound debt instruments issued to date (see Notes 7 and 9).

## 3. ACQUISITION

On February 29, 1996, the Company acquired the remaining 50.1% of Kemgas Corporation Inc. and its subsidiaries (KCI) not already owned by the Company exchanging for each share of KCI:

- one common share of the Company; and
- $1.00 in the form of 7.5% convertible redeemable debentures which could be redeemed for $1.00 plus accrued unpaid interest into cash. The debentures and the accrued interest could be converted into common shares and warrants at the option of the holder at a conversion price of $2.40 per share with a warrant to acquire one common share for an exercise price of $2.40 during the first twelve months and $3.40 during the second twelve months (these warrants expired on February 28, 1998). The convertible redeemable debentures were not redeemable or convertible until the completion of a secondary issue in the aggregate amount of at least $10,000 and the holder had no right to demand cash either for interest or principal prior to this secondary offering. Since the Company had the ability to convert thereafter, both the principal and interest components were disclosed and presented as equity.

The Company also undertook to take over the outstanding stock options in KCI. Upon exercise, these options (1,050,000 at acquisition date) would be eligible to the same exchange for Kemgas Corporation Inc. shares as detailed above.

The acquisition was accounted for under the purchase method and accordingly, goodwill of $12,691 was recognized.

In line with its declared strategy to develop as its principal activity the lime purification business, the Company prepared a revised business plan and operating forecast. Based on these developments, CalciTech determined that the goodwill relating to the acquisition of KCI had been impaired. As required by generally accepted accounting principles, this change in estimate which amounted to a charge of $10,649 was recorded in the year ended February 28, 1999.

(in thousands of dollars)

Under an agreement dated February 25, 2000, Epsom Investment Services N.V., which represented 100% of the holders of the convertible redeemable debentures (amounting to $5,562 at that date) and acting in a non-discretionary role, agreed to convert the debentures plus accrued interest to February 18, 2000 (amounting to $1,640 at that date) into common shares of the Company on the basis of one share for each $1 of note. The remaining option holders also agreed to convert their 175,000 options into common shares of the Company on the basis of one CalciTech Ltd. share for one KCI option. This resulted in the issue of 7,377,643 common shares.

On April 13, 2000, the Canadian Venture Exchange (CDNX) confirmed that they had no objection to this transaction.

## 4. PROPERTY, PLANT AND EQUIPMENT

Property, plant and equipment consists of the following:

| | | 2001 | | 2000 |
|---|---|---|---|---|
| Leasehold improvements | $ | 17 | $ | 17 |
| Plant and equipment | | 52 | | 52 |
| Office furniture and equipment | | 45 | | 43 |
| Lab equipment | | 2 | | |
| Total gross value | | 116 | | 112 |
| Less depreciation 1st quarter to November 30th 2001 | | (77) | | (71) |
| **Total property, plant and equipment, net** | $ | **39** | $ | **42** |

Depreciation expense totaled $12, $11 and $11 for the years ended February 28, 2001, February 29, 2000 and February 28, 1999, respectively.

**(in thousands of dollars)**

## 5. PATENTS

Patents can be summarized as following:

| | 2001 | 2000 |
|---|---|---|
| Net amount at beginning of the year | $ 1 193 | $ 1 790 |
| Amortized during the year | (1 193) | (597) |
| **Balance at the end of the year** | **-** | **1 193** |
| Gross amount | 3 173 | 3 173 |
| Accumulated amortization | (3 173) | (1 980) |
| **Balance at the end of the year** | **$ -** | **$ 1 193** |

Amortization expense amounted to $1,193, $597 and $895 for the years ended February 28, 2001, February 29, 2000 and February 28, 1999, respectively.

(in thousands of dollars)

## 6. DEFERRED DEVELOPMENT COSTS

Deferred development costs consist of costs incurred in designing and engineering both acetylene gas manufacturing equipment and PCC equipment.

Deferred development costs can be summarized as follows:

| | 2001 | 2000 |
|---|---|---|
| Net amount at beginning of year | $ 349 | $ 723 |
| Deferred during the year | 409 | - |
| Amortized during the year | (493) | (458) |
| **Balance at end of the year** | **$ 265** | **$ 265** |
| Gross amount | $ 2,378 | $ 1,969 |
| Accumulated amortization | (2,113) | (1,704) |
| **Balance at end of the period** | **$ 265** | **$ 265** |

Amortization expense amounted to $431, $374 and $909 for the years ended February 28, 2001, February 29, 2000 and February 28, 1999, respectively.

Deferred development costs, relating to the design and engineering of acetylene and PCC equipment can be further analyzed as in the following schedule:

| | Acetylene | PCC | 2001 | 2000 |
|---|---|---|---|---|
| Balance at the beginning of the year | $ 1,969 | $ - | $ 1,969 | $ 1,969 |
| Technical salaries | - | 353 | 353 | - |
| Travel | - | 56 | 56 | - |
| **Current expenditure** | **$ -** | **$ 409** | **$ 409** | **$ -** |
| Accumulated amortization | (1,969) | (82) | (2,051) | (1,620) |
| 1st Quarter to May 31, 2001 | | (21) | (21) | |
| **Balance at the end of the year** | **$ -** | **$ 327** | **$ 327** | **$ 349** |

(in thousands of dollars)

## 7. CONVERTIBLE NOTE PAYABLE

On February 28, 1998 the Company entered in a convertible note payable (credit facility) agreement of up to $2,330 with Epsom Investment Services N.V., which represented 100% of the holders of the note and acting in a non-discretionary role, bearing interest at 8% per annum and due year 2000.

In April 1999, the Company re-negotiated an extension of the existing convertible note (credit facility) agreement with Epsom Investment Services N.V. to provide up to $5 million for the purposes of funding the Company's PCC development program for a term to February 28, 2001. Interest rate per annum was reduced to 7 3/4% .

In February 2001, the Company re-negotiated a further extension of the existing convertible note for a term to March 4, 2002 at an annual interest rate of 7 3/4%.

The note can be converted in part or in whole into shares of common stock at any time at the option of the holder. The conversion price is equal to 80% of the trading price per share of common stock on the date such note was made or additional advances were made. The notes are collateralized by the assets of the Company.

The carrying amount of the convertible note payable approximates its fair value.

## 8. COMMITMENT

The Company leases its principal facility under an operating lease expiring in October 2001. Under the terms of the lease agreement, the Company has the option to extend the term of the lease for three years. At February 28, 2001, future minimum payments amounted to $7.

## 9. SHAREHOLDERS' DEFICIENCY

The Company is committed to issue 100,000 common shares for services in connection with the preparation and filing of a registration statement under the Securities Exchange Act (US) and listing on the National Associations of Securities Dealers Automated Quotation System (NASDAQ).

The Company has never paid or distributed dividends.

**(in thousands of dollars)**

Private placement

In February 1998, the Company completed a private placement of 3,800,000 common shares at a price of Cdn $1.50 subject to a twelve month restriction to several existing shareholders in exchange for cash proceeds of approximately $4,007. In addition, the Company issued a warrant for every two new common shares to purchase one common share of the Company at a purchase price equal to Cdn $1.75 per share during the first year and Cdn $2.00 per share during the second year.

The proceeds of the placement have been used in the following way:

| | | |
|---|---|---|
| Finders fee | $ | 200 |
| Research and development | | 2,457 |
| Marketing and selling | | 350 |
| General administration | | 1,000 |
| | **$** | **4,007** |

Convertible redeemable debentures

In February 2001, the Company entered into an agreement for the placement of 8% convertible redeemable debentures in the sum of $1,500 for a term to February 2003. Of this amount, $441 was paid in cash and $1,059 was exchanged for the convertible note payable. Interest is payable quarterly. Investors may after two years or on any prior dividend payments date up to maturity, convert into common shares at the greater of 75% of the average closing price for the ten trading days prior to the conversion or the market price per share at the time of closing. The investors shall also receive 20,000 warrants for every $100 invested, exercisable for a two year period at 125% of the closing average offer price for the previous ten trading days.

The Company may redeem the convertible redeemable debentures in whole or in part at any time up to two years. On the maturity date, the Company also has the right to convert any or all of the amounts of principal and any unpaid interest, into common stock. A finders fee of 5% and 1,000 common stock purchase warrants per $100 invested is payable.

The issue of these convertible redeemable debentures is subject to the approval of the Canadian Venture Exchange.

Convertible note payable

In February 1999, the Company entered into an agreement to convert part of the note (amounting to $1,400) with Epsom Investments Services N.V. into common stock of the Company on the basis of one share for each US$0.47 of note resulting in the issue of 2,978,723 common shares.

**(in thousands of dollars)**

In November 1999, an additional $600 of the note payable was converted into common stock of the Company on the basis of one share for each US$0.25 of note. This conversion resulted in the issue of common stock of 2,429,150 common shares.

In February 2001, the Company entered into an agreement to convert part of the note (amounting to $500) with Epsom Investment Services N.V. into common stock of the Company on the basis of one share for each US$0.125 of note. This resulted in the issue of 4,000,000 common shares.

Stock option plan

Under the provision of the Canadian Venture Exchange (CDNX), a total of 10% of issued shares may be granted to directors, officers and employees of the Company in the form of stock options. The options generally expire five years from the date of the grant.

Stock option activity was as follows:

| | Number of Shares | Exercise price per share |
|---|---|---|
| Balance at February 28, 1999 | 2,185,000 | Cdn $0.80 to 1.50 |
| Options lapsed | (1,175,000) | Cdn $0.29 to 1.50 |
| Options granted | 500,000 | Cdn $0.30 |
| Balance at February 29, 2000 | 1,510,000 | Cdn $0.29 to 0.30 |
| Options lapsed | (350,000) | Cdn $0.29 |
| Options granted | - | |
| Balance at February 28, 2001 | **1,160,000** | **Cdn $0.29 to 0.30** |

All options that were outstanding as at December 8, 1999, originally priced at Cdn $0.80 to 1.50 have had their exercise price amended to Cdn $0.29.

The following table summarizes information with respect to stock options as of August 31st, 2001:

| **Exercise price** | **Number of options outstanding** | **Status** | **Number of options exercisable** | **Weighted average remaining contractual life (years)** |
|---|---|---|---|---|
| Cdn $0.30 | 250,000 | Exercisable | 250,000 | 5.25 |
| Cdn $0.29 | 910,000 | Exercisable | 910,000 | 2.49 |
| | **1,160,000** | | **1,160,000** | |

**(in thousands of dollars)**

## 10. NON-CONTROLLING INTEREST

During the year ended February 28, 2001, the Company contributed 51% of the share capital of CalciTech Odda A-S ("Odda") (a Norwegian company) through a wholly-owned subsidiary, CalciTech Holdings ApS (a Danish company, formed on October 31, 2000). Non- controlling interest represents the remaining share capital of the company owned by a third party.

## 11. INCOME TAXES

Under the current Bermuda law, the Company is not required to pay any income taxes in Bermuda. The Company has received an undertaking from the Minister of Finance of Bermuda that in the event of any such taxes being imposed, the Company will be exempted from such taxation until March 28, 2016.

Loss before income tax benefit consists of the following:

| | 2001 | 2000 | 1999 |
|---|---|---|---|
| Bermuda | $ (2 235) | (3 034) | $ (3 841) |
| Rest of world | (211) | (240) | (11 044) |
| **Loss before income tax benefit** | **$ (2 446)** | **$ (3 274)** | **$ (14 885)** |

There are no significant deferred taxes reflecting the net tax effects of temporary differences between the carrying amount of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes.

There are no significant operating loss carry-forwards as of February 29, 2001.

(in thousands of dollars)

## 12. CONTINGENCIES

The Company is not subject to any legal proceeding, claims, and litigation arising in the ordinary course of business and has therefore not provided for any contingencies.

## 13. RELATED PARTY TRANSACTIONS

The amount paid to shareholders, directors and officers of the Company and their related companies for consulting and other services totaled $240, $180 and $181 for the years ended February 28, 2001, February 29, 2000 and February 28, 1999, respectively.

## 14. FINANCIAL INFORMATION BY INDUSTRY SEGMENT AND GEOGRAPHIC AREA

The Company operates in one business segment. The following table presents information by geographical area:

| | 2001 | 2000 | 1999 |
|---|---|---|---|
| **Loss from operations** | | | |
| Bermuda | $ (1 972) | $ (2 436) | $ (3 841) |
| Rest of world | (211) | (240) | (10 458) |
| **Total** | **$ (2 183)** | **$ (2 676)** | **$ (14 299)** |
| **Identifiable assets** | | | |
| Bermuda | $ 530 | $ 1 557 | $ 2 535 |
| Rest of world | 53 | 62 | 72 |
| **Total** | **$ 583** | **$ 1 619** | **$ 2 607** |

(in thousands of dollars)

## 15. DIFFERENCES BETWEEN INTERNATIONAL ACCOUNTING STANDARDS, US GENERALLY ACCEPTED ACCOUNTING PRINCIPLES AND CANADIAN GENERALLY ACCEPTED ACCOUNTING PRINCIPLES

The Company's consolidated financial statements are prepared in accordance with International Accounting Standards (IAS), which differ from generally accepted accounting principles in the United States (US GAAP) and generally accepted accounting principles in Canada (Canadian GAAP).

A reconciliation between net loss and shareholders' deficiency presented in accordance with IAS and US GAAP is presented below:

| | | 2001 | 2000 | 1999 | Cumulative total since inception |
|---|---|---|---|---|---|
| Net loss in accordance with IAS | $ | (2 455) $ | (3 286) $ | (14 893) $ | (32 033) |
| Development costs capitalised, net | | 22 | 374 | 809 | (327) |
| **Net loss in accordance with US GAAP** | **$** | **(2 433) $** | **(2 912) $** | **(14 084) $** | **(32 360)** |
| Basic net loss per share under US GAAP | $ | (0,061) $ | (0,094) $ | (0,522) | |
| Diluted net loss per share under US GAAP | $ | (0,061) $ | (0,094) $ | (0,522) | |

| | | 2001 | 2000 | 1999 |
|---|---|---|---|---|
| Shareholders' deficiency in accordance with IAS | $ | (2 617) $ | (1 957) $ | 232 |
| Development costs capitalised | | (327) | (349) | (723) |
| Convertible redeemable debentures | | (1 448) | - | (8 148) |
| **Shareholders' deficiency in accordance with US GAAP** | **$** | **(4 392) $** | **(2 306) $** | **(8 639)** |

The following extracts from the consolidated balance sheets and cash flow statements present information in accordance with US GAAP.

(in thousands of dollars)

## EXTRACTS FROM CONSOLIDATED BALANCE SHEETS

| | 2001 | 2000 | 1999 |
|---|---|---|---|
| **Non-current assets** | | | |
| Property, plant and equipment, net | $ 40 | $ 51 | $ 61 |
| Patents, net | - | 1 193 | 2 685 |
| | **$ 40** | **$ 1 244** | **$ 2 746** |

## EXTRACTS FROM CONSOLIDATED STATEMENT OF CASH FLOWS

| | 2001 | 2000 | 1999 | Cumulative total since inception |
|---|---|---|---|---|
| **Cash flows from operating activities** | | | | |
| Loss before provision for income taxes | $ (2 424) | $ (2 900) | $ (14 076) | $ (32 319) |
| Non cash items: | | | | |
| Depreciation and amortization | 1 205 | 608 | 1 006 | 5 073 |
| Write down of property, plant and equipment | - | - | - | 2 033 |
| Write down of inventory | - | - | - | 459 |
| Write down of goodwill | - | - | 10 649 | 10 649 |
| Interest expense | 263 | 598 | 586 | 2 686 |
| Equity in earning of affiliates | - | - | - | 86 |
| Operating loss before working capital changes | $ (956) | $ (1 694) | $ (1 835) | $ (11 333) |
| **Cash flows from investing activities** | | | | |
| Acquisition of property, plant and equipment | (1) | - | (1) | (841) |
| Purchase of KCI net of cash acquired | | - | - | 537 |
| **Net cash used in investing activities** | **$ (1)** | **-** | **(1)** | **(304)** |

Capitalized development costs represent costs which are required under IAS to be deferred and amortized over the expected useful lives of such costs. Under US GAAP, these costs must be charged to expense in the year incurred.

Under US GAAP, convertible redeemable debentures should not be included within shareholders' deficiency.

The Company is still in the development stage and under US GAAP falls under the provisions of FAS No. 7 "Accounting and reporting by development stage enterprises". Deficit accumulated during development stage totaled $32,360, $29,927, $27,015 for the years ended February 28, 2001, February 29, 2000 and February 28, 1999, respectively.
Under US GAAP, additional disclosures would be required as follows:

**(in thousands of dollars)**

## Consideration received for shares of stock, warrants, rights and other equity securities

| | Number | | Amount |
|---|---|---|---|
| As at February 28, 1987 | 8,167,825 | $ | 10,560 |
| Performance shares for patent rights | 10,000,000 | | - |
| Issue of shares for cash | 766,667 | | 838 |
| As at February 29, 1988 | 18,934,492 | | 11,398 |
| Issue of shares for cash | 250,000 | | 359 |
| As at February 28, 1989 and 1990 | 19,184,492 | | 11,757 |
| Issue of shares for cash | 1,000,000 | | 602 |
| As at February 28, 1991 | 20,184,492 | | 12,359 |
| Issue of shares for cash | 600,000 | | 394 |
| Exercise of stock options | 23,000 | | 15 |
| Issue of shares for debt | 413,171 | | 271 |
| Reduction of paid up capital | - | | (12,169) |
| As at February 29, 1992 | 21,220,663 | | 870 |
| Exercise of stock options | 207,000 | | 140 |
| Exercise of warrants | 70,000 | | 56 |
| Performance shares cancelled | (10,000,000) | | - |
| As at February 28, 1993 | 11,497,663 | | 1,066 |
| Exercise of warrants | 530,000 | | 483 |
| Exercise of stock options | 11,000 | | 18 |
| Acquisition of Kemgas Corporation Inc. | 5,187,495 | | 109 |
| As at February 28, 1994 | 17,226,158 | | 1,676 |
| Exercise of stock options | 75,000 | | 82 |
| Exercise of stock options | 75,000 | | - |
| As at February 28, 1995 | 17,376,158 | | 1,758 |
| Exercise of stock options | 200,000 | | - |
| Acquisition of 50.1% Kemgas Corporation Inc. | 5,187,505 | | 4 |
| As at February 29, 1996 | 22,763,663 | | 1,762 |
| Exercise of Kemgas Corporation Inc. stock options | 375,000 | | - |
| As at February 28, 1997 | 23,138,663 | | 1,762 |
| Issue of shares on conversion of convertible note payable | 3,800,000 | | 4 |
| As at February 28, 1998 | 26,938,663 | | 1,766 |
| Issue of shares on conversion of convertible note payable | 2,978,723 | | 2 |
| As at February 28, 1999 | 29,917,386 | | 1,768 |
| Issue of shares for cash | 2,429,150 | | 2 |
| Conversion of convertible redeemable debentures | 7,202,643 | | 5 |
| Exercise of Kemgas Corporation Inc. stock options | 175,000 | | - |
| As at February 29, 2000 | 39,724,179 | | 1,775 |
| Issue of shares on conversion of convertible note payable | 4,000,000 | | 3 |
| As at February 28, 2001 and November 30th, 2001 | 43,724,179 | $ | 1,778 |

**(in thousands of dollars)**

| | *Options Outstanding* | | *Option price per share* **Cdn.** |
|---|---|---|---|
| Balance, February 28, 1990 | 1,850,000 | $ | 0.45 |
| Options granted | 490,000 | | 0.90 |
| Options cancelled | (1,925,000) | | 0.45 to 0.90 |
| Balance, February 28, 1991 | 415,000 | | 0.90 |
| Options granted | 100,000 | | 0.90 |
| Options granted | 25,000 | | 1.49 |
| Options granted | 20,000 | | 1.50 |
| Options exercised | (23,000) | | 0.90 |
| Options cancelled | (40,000) | | 0.90 |
| Balance, February 29, 1992 | 497,000 | | 0.90 to 1.50 |
| Options exercised | (207,000) | | 0.90 to 1.50 |
| Options cancelled | (115,000) | | 0.90 to 1.50 |
| Options granted | 75,000 | | 1.50 |
| Balance, February 28, 1993 | 250,000 | | 0.90 to 1.50 |
| Options granted | 131,000 | | 2.25 |
| Options exercised | (11,000) | | 2.25 |
| Options cancelled | (100,000) | | 1.50 |
| Balance, February 28, 1994 | 270,000 | | 0.90 to 2.25 |
| Options granted | 200,000 | | 2.28 |
| Options exercised | (75,000) | | 1.50 |
| Options exercised | (75,000) | | 0.90 |
| Balance, February 28, 1995 | 320,000 | | 2.25 to 2.28 |
| Options exercised | (200,000) | | 2.28 |
| Balance, February 29, 1996 | 120,000 | | 2.25 |
| Options lapsed | (10,000) | | 2.25 |
| Options granted | 750,000 | | 2.45 |
| Options granted | 425,000 | | US$ 2.50 |
| Balance, February 28, 1997 | 1,285,000 | | 2.25 to 2.45 & 2.50 |
| Options lapsed | (1,175,000) | | 2.45 & 2.50 |
| Options granted | 1,925,000 | | 1.50 |
| Balance, February 28, 1998 | 2,035,000 | | 1.50 to 2,25 |
| Options lapsed | (600,000) | | 1.50 to 2.25 |
| Options granted | 750,000 | | 0.80 to 1.50 |
| Balance, February 28, 1999 | 2,185,000 | | 0.80 to 1.50 |
| Options lapsed | (1,175,000) | | 0.29 to 1.50 |
| Options granted | 500,000 | | 0.30 |
| Balance, February 29, 2000 | 1,510,000 | | 0.29 to 0.30 |
| Options lapsed | (350,000) | | 0.29 |
| Balance, February 28, 2001 | 1,160,000 | | 0.29 to 0.30 |

**(in thousands of dollars)**

The Company has elected to adopt the disclosure provisions of Statement of Financial Accounting Standards No 123, "Accounting for Stock-Based Compensation", and continues to follow Accounting Principles Board Opinion No 25 and related interpretation in accounting for its employee stock options.

No compensation cost has been recognized for the Company's plan in the financial statements. Had compensation cost for the plan been determined based on the fair value of the options using the minimum value method at the grant date for awards in the four year in the period ended February 28, 2001 consistent with the provisions of SFAS No 123, it would not result in a significant difference from the reported net loss for the four financial years in the period ended February 28, 2001. However, such difference may not be representative of future compensation cost because options vest over several years and additional grants are made each year.

Future developments

Commencing March 1, 2001, new standards are effective for the Company under both IAS and US GAAP with respect to accounting policies of financial instruments: IAS 39 "Accounting for Financial Instruments " and SFAS No. 133 (SFAS 133) "Accounting for Derivative Instruments and Hedging Activities", as amended by SFAS No. 137 and SFAS No. 138.

Adoption of these new standards will have no material effect on net loss and shareholders' deficiency under International Accounting Standards and US GAAP at March 1, 2001.

A reconciliation between net loss and shareholders' deficiency in accordance with IAS and Canadian GAAP is presented below:

| | | 2001 | 2000 | 1999 | Cumulative total since inception |
|---|---|---|---|---|---|
| Net loss in accordance with IAS | $ | (2 455) $ | (3 286) $ | (14 893) $ | (32 033) |
| Interest expense, net | | (100) | 354 | 331 | 1 405 |
| **Net loss in accordance with Canadian GAAP** | **$** | **(2 555) $** | **(2 932) $** | **(14 562) $** | **(30 628)** |
| Basic net loss per share under Canadian GAAP | $ | (0,064) $ | (0,108) $ | (0,553) | |
| Diluted net loss per share under Canadian GAAP | $ | (0,064) $ | (0,108) $ | (0,553) | |

(in thousands of dollars)

| | | 2001 | 2000 | 1999 |
|---|---|---|---|---|
| Shareholders' deficiency in accordance with IAS | $ | (2 617) $ | (1 957) $ | 232 |
| Interest expense on convertible debt, net | | (235) | (135) | (86) |
| Share premium | | 132 | 115 | 88 |
| Holders' options outstanding on convertible note payable | | 57 | 114 | 92 |
| Contributed surplus | | 47 | 1 | |
| Convertible redeemable debentures | | (203) | - | - |
| **Shareholders' deficiency in accordance with Canadian GAAP** | **$** | **(2 819) $** | **(1 862) $** | **326** |

The following extracts from the consolidated balance sheets and cash flow statements present information in accordance with Canadian GAAP.

## EXTRACTS FROM CONSOLIDATED BALANCE SHEETS

| | | 2001 | 2000 | 1999 |
|---|---|---|---|---|
| **Shareholders' deficiency** | | | | |
| Common stock, Cdn $0.001 par value; 50,000,000 shares authorized in 2001 and 2000; issued and outstanding: 43,724,179 shares in 2001 and 39,724,179 shares in 2000 | | 1 778 | 1775 | 1 768 |
| Share premium | | 26 296 | 25782 | 16 719 |
| Holders' options outstanding on convertible note payable | | 57 | 114 | 92 |
| Contributed surplus | | 47 | 1 | - |
| Convertible redeemable debentures | | 1 245 | - | 8 148 |
| Deficit accumulated during development stage | | (32 268) | (29 713) | (26 378) |
| Cumulative foreign currency translation adjustments | | 26 | 179 | (23) |
| ***Total shareholders' deficiency*** | **$** | **(2 819) $** | **(1 862) $** | **326** |

(in thousands of dollars)

# EXTRACTS FROM CONSOLIDATED STATEMENT OF CASH FLOWS

| | 2001 | 2000 | 1999 | Cumulative total since inception |
|---|---|---|---|---|
| **Cash flows from operating activities** | | | | |
| Loss before provision for income taxes | $ (2 546) | $ (2 920) | $ (14 554) | $ (30 587) |
| Non cash items : | | | | |
| Depreciation and amortisation | 1 636 | 982 | 1 815 | 7 124 |
| Write down of property, plant and equipment | - | - | - | 2 033 |
| Write down of inventory | - | - | - | 459 |
| Write down of goodwill | - | - | 10 649 | 10 649 |
| Interest expense | 363 | 244 | 255 | 1 281 |
| Equity in earning of affiliates | - | - | - | 86 |
| Operating loss before working capital changes | $ (547) | $ (1 694) | $ (1 835) | $ (8 955) |

On issue of convertible redeemable debentures and convertible note payable, the fair value of the conversion option is determined. This amount is recognized and presented separately in shareholders' equity. The obligation to make future payments of principal and interest to the holder of the option is calculated using a deemed market interest rate for an equivalent non-convertible bond. The obligation to make future payments of interest is carried as a long-term liability until extinguished on conversion or maturity of the notes. When the Company has the option to convert the principal and, if applicable, the interest on these notes, the obligation to make future payments of principal to the holder is carried as equity.

The fair value of the liability component and the equity conversion component of the convertible note payable are determined on the issue of the note. The fair value of the liability component, included in current liabilities, is calculated using a deemed market interest rate for an equivalent non-convertible bond. The residual amount, representing the value of the equity conversion component, is included in shareholders' deficiency. The value ascribed to the issuer's option to convert is accreted to the maturity date with the interest amount charged to deficit. The value ascribed to the holder's option to convert is credited to common stock on conversion.

**(in thousands of dollars)**

The convertible note payable is presented as follows :

| | 2001 | 2000 | 1999 |
|---|---|---|---|
| **Face value of convertible note issued during the year** | 1,080 | 1,684 | 1,731 |
| Less equity conversion component | (6) | (50) | (93) |
| | **1,074** | **1,634** | **1,638** |
| Interest expense | 358 | 244 | 253 |
| Conversion of note into common shares | (500) | (600) | (1,400) |
| Conversion of note into convertible redeemable debentures | (1,059) | - | - |
| Payments made during the year | (324) | - | - |
| | **(451)** | **1,278** | **491** |
| **Liability component at the beginning of the year** | **2,821** | **1,543** | **1,052** |
| **Liability component at end of the year** | **2,370** | **2,821** | **1,543** |
| Effective interest rate at year end | 11,75% | 9,65% | 12,00% |

Under Canadian GAAP, the convertible redeemable debentures would be disclosed as follows:

| | 2001 | 2000 | 1999 |
|---|---|---|---|
| **LIABILITIES** | | | |
| Convertible redeemable debentures | 203 | - | - |
| **SHAREHOLDERS' DEFECIENCY** | | | |
| Convertible redeemable debentures | 1 245 | - | - |

The effective interest rate assigned to the liability element is 12%. The value ascribed to the issuer's option is accreted at the rate of 12% with the accretion charged to shareholders' deficiency. Interest is debited directly to shareholders' deficiency.

**(in thousands of dollars)**

Under Canadian GAAP, additional disclosures would be required as follows:

Analysis of research and development costs and general and administrative expenditure

| | | | | |
|---|---|---|---|---|
| Amortization research and development | | 61 | | 253 |
| Amortization patents | | | | 447 |
| Consultancy | | - | | 10 |
| Pilot plant | | 387 | | 117 |
| Technical salaries | | 105 | | 209 |
| Travel | | 58 | | 36 |
| Patents | | 72 | | 3 |
| Legal Fees | | | | 17 |
| | $ | **684** | $ | **1,093** |
| **General and administrative** | | | | |
| Audit | | 51 | | 23 |
| Legal / Professional fees | | 104 | | 25 |
| Filing and annual charges | | 22 | | 26 |
| Board expenses | | 5 | | 3 |
| Insurance | | 22 | | 21 |
| Office | | 7 | | 16 |
| Rent and rates | | 22 | | 19 |
| Salaries and benefits | | 148 | | 94 |
| Shareholder communication | | 40 | | 27 |
| Telephone | | 10 | | 10 |
| Travel | | 58 | | 36 |
| Bank charges | | 17 | | 12 |
| Consultant | | 201 | | 90 |
| | $ | **708** | $ | **402** |

## 16. LIST OF PRINCIPAL CONSOLIDATED COMPANIES

Principal consolidated companies are as follows:

| Name of company | Countries | Holding | Proportion held | Nature of business |
|---|---|---|---|---|
| Kemgas North America Inc. | USA | Ordinary shares | 100% | Marketing |
| CalciTech Group Services SARL | France | Ordinary shares | 100% | Administration |
| CalciTech Holdings ApS | Denmark | Ordinary shares | 100% | Holding company |
| CalciTech Odda A-S | Norway | Ordinary shares | 51% | Production of PCC |